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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                  ---------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 22)*

                           Orleans Homebuilders, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   686588-10-4
              ----------------------------------------------------
                                 (CUSIP Number)

                             Jason M. Shargel, Esq.
                       Wolf, Block, Schorr and Solis-Cohen
                          1650 Arch Street, 22nd Floor
                Philadelphia, Pennsylvania 19103, (215) 977-2000
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2004
              ----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.







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CUSIP No.                              13D                   Page    of    Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS

                    Jeffrey P. Orleans

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   SOURCE OF FUNDS

                    PF
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Citizen of the United States
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         11,305,128

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    10,350
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         11,305,128

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    10,350

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    11,315,128

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    62.8%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                    IN
________________________________________________________________________________

                                       2
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Item 5.  Interest in Securities of the Issuer.

         (a) Jeffrey P. Orleans beneficially owns 11,315,478 shares of Common Stock, including (i) 42,000 shares owned by a privately-held partnership, of which Mr. Orleans is a majority partner, (ii) 10,000 shares owned by a privately-held corporation, of which Mr. Orleans is a 50% stockholder, (iii) 46,000 shares owned by the Jeffrey P. Orleans Charitable Foundation (the "Foundation"); and (iv) 175 shares owned by a trust for the benefit of Mr. Orleans' brother-in-law. Mr. Orleans may also be deemed to beneficially own 175 shares owned by his wife, Agneta S. Orleans. Mr. Orleans disclaims beneficial ownership in all of the shares of the Company's Common Stock owned by the Foundation, the shares owned by a trust for the benefit of his brother-in-law and the shares owned by Mrs. Orleans. Mr. Orleans beneficially owns 62.8% of the Company's Common Stock.

         (b) Mr. Orleans has sole voting and dispositive power with respect to 11,305,128 shares of the Company's Common Stock and shared voting and dispositive power with respect to (i) 10,000 shares of the Company's Common Stock owned by a privately-held corporation, of which Mr. Orleans is a 50% stockholder; and (ii) 175 shares owned by a trust for the benefit of Mr. Orleans' brother-in-law for which Mr. Orleans and Mrs. Orleans serve as co-trustees. Mr. Orleans may also be deemed to have shared voting and dispositive power with respect to 175 shares owned by Mrs. Orleans. Mrs. Orleans, a homemaker and citizen of the United States, has a business address of One Greenwood Square, Suite 101, 3333 Street Road, Bensalem, PA 19020. During the last five years, Mrs. Orleans has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, during the last five years, Mrs. Orleans has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (c) On December 22, 2004, Mr. Orleans converted the $1,000,000 remaining on the Company's $3,000,000 Convertible Subordinated 7% Note, at a conversion rate of $1.50 per share, resulting in his acquisition of 666,668 shares of Common Stock.

         (d) No person, other than Mr. Orleans, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 11,305,128 shares of the Company's Common Stock beneficially owned by Mr. Orleans over which Mr. Orleans has sole voting and dispositive power. Mr. Orleans shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 10,000 shares of the Company's Common Stock owned by a privately-help corporation, of which Mr. Orleans is a 50% stockholder and 175 shares owned by a trust for the benefit of Mr. Orleans' brother-in-law. Mr. Orleans may be deemed to share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 175 shares owned by Mrs. Orleans.

         (e) Not applicable.

                                       3

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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2005
                                                  Jeffrey P. Orleans
                                                  ---------------------------
                                                  Jeffrey P. Orleans











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